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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935

To be filed Annually Prior to March 1
ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)


       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of March, 2000.

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)   VP/CONTROLLER
                                                                  --------------

CORPORATE SEAL

Attest:      HOWARD GARNER ,  EXECUTIVE VICE PRESIDENT
             -----------------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                RUSSELL A. SMITH, VP/CONTROLLER
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

                  EXHIBIT B  Financial Data Schedule


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


               Item No.               Caption Heading
                  1                     Total Assets
                  2                     Total Operating Revenues
                  3                     Net Income

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                           ATTACHMENTS TO FORM U-3A-2

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
Alaska Power Company - Serving the following communities in Alaska: Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Metlakatla, Petersburg, Wrangell, and Haines.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2.All public utility operations of AP&T are conducted solely within Alaska.
  There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     60,593,632  kWh retail
                               2,549,400  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Nonregulated Operations
Hydro West Group, LLC. (HWG) - Located in Port Townsend, Washington and providing engineering and consulting services, primarily related to small hydroelectric power projects. HWG owns a 25% equity share of Inversiones Pasabien, S.A.

    (a) Inversiones Pasabien, S.A. is a Guatemalan corporation located at 15 Avenida 16-38 Zona 13 in Guatemala City, Guatemala, CA. The company is a 12.5 MW wholesale hydroelectric generation facility with an average annual generation of 60,000 MW hours. The company's main customer is the Guatemalan government owned distribution company INDE.
    (b) Other unrelated companies owning a equity share in Inversiones Pasabien, S.A. are as follows:
              a.   Valores Mercantiles, S.A. 50%
              b.   Ghella Sogene, C.A. 25%
    (c) HWG, LLC is a wholly owned subsidiary of AP&T. AP&T's investment in members' equity was $2,504,872 at December 31, 2000. HWG has a Long-Term note payable of $1,725,000 payable to Puget Sound Energy related to the purchase.
    (d) The company's operations first began during 2000 and there were no material earnings to be reported.
    (e) No contracts exist between the foreign company and any system company as of 12/31/2000.


     Exhibit A, attached is the consolidating financial statements.

                          ALASKA POWER & TELEPHONE CO.
                                Consolidated B/S
                                December 31, 2000
                                 (Page 1 of 2)

                                                APT           ALD            APC           ATC           ATW
                                                ---           ---            ---           ---           ---
                                     ASSETS

Utility Plant:   Electric Plant                              2,614,328              0    41,012,313             0
   Telecommunications                                  0              0             0    28,439,641       807,654
   Non-Utility Plant                             485,751              0             0             0             0
                                           ------------- -------------- ------------- ------------- --------------
                                               3,100,078              0    41,012,313    28,439,641       807,654
   Less:  Accum. Depreciation                 -1,536,356              0   -14,586,328   -10,982,414      -194,777
                                           ------------- -------------- ------------- ------------- --------------
                                               1,563,723              0    26,425,985    17,457,227       612,877
Utility Plant Under Construction:
   Short Term CWIP                               444,775              0     1,553,650       166,549        41,776
                                           ------------- -------------- ------------- ------------- --------------
      Total Utility Plant                      2,008,497              0    27,979,635    17,623,776       654,654
                                           ------------- -------------- ------------- ------------- --------------

Other Assets:
   Prelim Survey/Investigation Costs              22,873              0       610,523             0             0
   Other Defered Debits                        2,776,430          4,697       231,226        76,902         7,610
   Rate Stabilization Asset                            0              0             0             0             0
   Intercompany                               30,775,190       -117,369   -14,792,921   -16,747,470      -206,072
   Goodwill, Net of Amortization                 749,352              0             0     8,440,569             0
   Special Funds - Restricted                          0              0             0             0             0
                                           ------------- -------------- ------------- ------------- --------------
      Total Other Assets                      34,323,845       -112,672   -13,951,173    -8,229,998      -198,462
                                           ------------- -------------- ------------- ------------- --------------

Current Assets:
   Cash                                          192,690              0        43,755        25,664         1,515
   Trade Accounts Receivable                         -57            100     1,415,196     1,868,106       126,319
   Other Receivables                             207,807              0        75,049             0          -875
   Contracts Receivable                            4,256              0             0             0             0
   Fuel, Supplies and Other Inv.                       0              0       748,047       291,779       317,851
   Income Taxes Recoverable                      361,822              0             0             0             0
   Prepaid Expenses and Other                    351,382              0             0         9,504             0
   Costs in Excess of Billings                   385,793              0             0             0             0
                                           ------------- -------------- ------------- ------------- --------------
      Total Current Assets                     1,503,693            100     2,282,048     2,195,053       444,810
                                           ------------- -------------- ------------- ------------- --------------

          Total Assets                        37,836,036       -112,572    16,310,510    11,588,830       901,002
                                           ============= ============== ============= ============= ==============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
   Common Stock                                1,210,288              0             0             0             0
   Additional Paid in Capital                  6,160,221              0             0             0             0
   Retained Earnings                          12,790,743              0             0             0             0
   Subsidiary Equity                         -27,360,635        -94,394    11,969,583     9,088,534       797,064
   Net Income (Loss)                          -1,890,969        -18,178     1,667,228       938,455       -26,162
                                           ------------- -------------- ------------- ------------- --------------
      Total Equity                            -9,090,351       -112,572    13,636,811    10,026,989       770,902
                                           ------------- -------------- ------------- ------------- --------------

Liabilities:
   Long Term Debt                             44,952,956              0             0             0             0

   Other Liabilities:
      L-T Deferred Income Taxes                  237,661              0     2,074,726     1,326,629        88,228
      Customer Advances for Const.                     0              0       225,054             0             0
      Deferred Credits                                 0              0             0      -201,176        32,619
                                           ------------- -------------- ------------- ------------- --------------
         Total Other Liabilities                 237,661              0     2,299,780     1,125,453       120,847
                                           ------------- -------------- ------------- ------------- --------------

   Curent Liabilities:
      Trade Accounts Payable                     916,641              0       142,387        93,167             0
      Accrued Taxes & Expenses                   771,402              0        53,369       166,152        10,999
      Custom Deposits/Advance Billings                 0              0        74,193       158,793             0
      Current Deferred Income Tax                 47,728              0       103,970        18,275        -1,746
                                           ------------- -------------- ------------- ------------- --------------
         Total  Current Liabilities            1,735,771              0       373,919       436,388         9,253
                                           ------------- -------------- ------------- ------------- --------------
             Total Liabilities and
             Stockholders' Equity             37,836,036       -112,572    16,310,510    11,588,830       901,002
                                           ============= ============== ============= ============= ==============

                          ALASKA POWER & TELEPHONE CO.
                                Consolidated B/S
                                December 31, 2000
                                 (Page 2 of 2)





                                                BBL           BTT            GLH           HDW           NCT         Total
                                                ---           ---            ---           ---           ---         -----
                                     ASSETS

Utility Plant:
   Electric Plant                             10,361,242              0    16,964,245             0             0   70,952,127
   Telecommunications                                  0        757,242             0             0       349,981   30,354,518
   Non-Utility Plant                                   0              0             0        60,940             0      546,691
                                           ------------- -------------- ------------- ------------- ------------- -------------
                                              10,361,242        757,242    16,964,245        60,940       349,981  101,853,337
   Less:  Accum. Depreciation                 -1,140,410       -419,836      -715,788       -55,280      -132,466  -29,763,655
                                           ------------- -------------- ------------- ------------- ------------- -------------
                                               9,220,832        337,407    16,248,457         5,660       217,515   72,089,682
Utility Plant Under Construction:
   Short Term CWIP                                     0              0        19,955        65,650            72    2,292,427
                                           ------------- -------------- ------------- ------------- ------------- -------------
      Total Utility Plant                      9,220,832        337,407    16,268,411        71,310       217,587   74,382,109
                                           ------------- -------------- ------------- ------------- ------------- -------------

Other Assets:
   Prelim Survey/Investigation Costs                   0              0       343,651             0             0      977,046
   Other Defered Debits                          130,878              0       491,390     2,509,186             0    6,228,320
   Rate Stabilization Asset                            0              0       760,718             0             0      760,718
   Intercompany                                  565,237        -39,379       518,301       -90,723       135,208            0
   Goodwill, Net of Amortization                       0              0             0             0             0    9,189,921
   Special Funds - Restricted                          0              0     6,753,104             0             0    6,753,104
                                           ------------- -------------- ------------- ------------- ------------- -------------
      Total Other Assets                         696,115        -39,379     8,867,163     2,418,463       135,208   23,909,109
                                           ------------- -------------- ------------- ------------- ------------- -------------

Current Assets:
   Cash                                                0              0             0             0            -6      263,618
   Trade Accounts Receivable                           0         18,879             0        24,000        34,693    3,487,236
   Other Receivables                                   0              0       961,919             0             0    1,243,901
   Contracts Receivable                                0              0             0             0             0        4,256
   Fuel, Supplies and Other Inv.                       0          1,220             0             0           280    1,359,177
   Income Taxes Recoverable                            0              0             0             0             0      361,822
   Prepaid Expenses and Other                          0              0             0             0             0      360,886
   Costs in Excess of Billings                         0              0             0             0             0      385,793
                                           ------------- -------------- ------------- ------------- ------------- -------------
      Total Current Assets                             0         20,098       961,919        24,000        34,968    7,466,689
                                           ------------- -------------- ------------- ------------- ------------- -------------

          Total Assets                         9,916,947        318,126    26,097,494     2,513,772       387,763  105,757,907
                                           ============= ============== ============= ============= ============= =============



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:
   Common Stock                                        0              0             0             0             0    1,210,288
   Additional Paid in Capital                          0              0             0             0             0    6,160,221
   Retained Earnings                                   0              0             0             0             0   12,790,743
   Subsidiary Equity                             674,725        242,174     1,891,734     2,504,872       286,341            0
   Net Income (Loss)                             145,752         30,373       463,088             0        53,466    1,363,052
                                           ------------- -------------- ------------- ------------- ------------- -------------
      Total Equity                               820,478        272,547     2,354,822     2,504,872       339,807   21,524,304
                                           ------------- -------------- ------------- ------------- ------------- -------------

Liabilities:
   Long Term Debt                              7,632,724              0    22,235,187             0             0   74,820,867

   Other Liabilities:
      L-T Deferred Income Taxes                1,388,603         38,399     1,499,737             0        42,585    6,696,568
      Customer Advances for Const.                     0              0             0             0             0      225,054
      Deferred Credits                                 0              0             0         8,900             0     -159,657
                                           ------------- -------------- ------------- ------------- ------------- -------------
         Total Other Liabilities               1,388,603         38,399     1,499,737         8,900        42,585    6,761,965
                                           ------------- -------------- ------------- ------------- ------------- -------------

   Curent Liabilities:
      Trade Accounts Payable                      45,228          2,486             0             0         1,057    1,200,966
      Accrued Taxes & Expenses                    31,165            891         7,748             0           317    1,042,043
      Custom Deposits/Advance Billings                 0          3,905             0             0         4,027      240,918
      Current Deferred Income Tax                 -1,251           -102             0             0           -30      166,844
                                           ------------- -------------- ------------- ------------- ------------- -------------
         Total  Current Liabilities               75,142          7,180         7,748             0         5,371    2,650,771
                                           ------------- -------------- ------------- ------------- ------------- -------------
             Total Liabilities and
             Stockholders' Equity              9,916,947        318,126    26,097,494     2,513,772       387,763  105,757,907
                                           ============= ============== ============= ============= ============= =============

                          ALASKA POWER & TELEPHONE CO.
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2000
                                 (Page 1 of 2)

                                                 APT            ALD           APC            ATC            ATW           BBL
                                                 ---            ---           ---            ---            ---           ---
Revenues:
   Electric                                              -             -    12,927,744             -             -     1,419,426
   Telecommunications                                    -       508,249             -     8,272,524       582,485             -
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Total Revenues                                      -       508,249    12,927,744     8,272,524       582,485     1,419,426


Expenses:
   Electric                                         33,690             -    10,542,918             -             -       655,672
   Telecommunications                                    -       534,449             -     6,919,926       620,192             -
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Total Expenses                                 33,690       534,449    10,542,918     6,919,926       620,192       655,672
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Operating Income                              (33,690)      (26,200)    2,384,826     1,352,598       (37,707)      763,755

Other (Income) Expense:
   Interest Expense                              2,175,145             -           297             -             -       572,847
   Interest Income                                  (3,032)            -             -             -             -             -
   Gross (Profit)/Loss on Contract Revenues        349,130             -             -             -             -             -
   Gain on Sale of Non-Utility Plant               (25,490)            -             -             -             -             -
   Miscellaneous                                   196,018             -             -             -             -       (19,167)
                                             ------------- ------------- ------------- ------------- ------------- -------------
                                                 2,691,772             -           297             -             -       553,680
                                             ------------- ------------- ------------- ------------- ------------- -------------
 Income before Income Taxes                     (2,725,462)      (26,200)    2,384,529     1,352,598       (37,707)      210,074

 Provision for Income Taxes                       (834,493)       (8,022)      717,301       414,143       (11,545)       64,322
                                             ------------- ------------- ------------- ------------- ------------- -------------
 Net Income                                     (1,890,969)      (18,178)    1,667,228       938,455       (26,162)      145,752
                                             ============= ============= ============= ============= ============= =============


AP&T Alaska Power & Telephone Company ALD AP&T Long Distancw APC Alaska Poer Company ATC Alaska Telephone Company ATW AP&T Wireless, Inc
BBL    BBL Hydro, Inc.
BTT    Bettles Telephone, Inc.
GLH    Goat Lake Hydro, Inc.
NCT    North Country Telephone, Inc.

                          ALASKA POWER & TELEPHONE CO.
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2000
                                 (Page 2 of 2)

                                                 BTT            GLH          NCT          Combined    Elimination   Consolidated
                                                 ---            ---          ---          --------    -----------   ------------
Revenues:
   Electric                                              -     2,124,683             -   16,471,853    (2,783,391)    13,688,462
   Telecommunications                              329,084             -       248,278    9,940,620             -      9,940,620
                                             ------------- ------------- ------------- ------------  ------------- -------------
     Total Revenues                                329,084     2,124,683       248,278   26,412,473    (2,783,391)    23,629,082


Expenses:
   Electric                                              -       623,207             -   11,855,487    (2,783,391)     9,072,096
   Telecommunications                              285,307             -       171,218    8,531,093             -      8,531,093
                                             ------------- ------------- ------------- ------------  ------------- -------------
     Total Expenses                                285,307       623,207       171,218   20,386,579    (2,783,391)    17,603,188

     Operating Income                               43,777     1,501,476        77,060    6,025,894             -      6,025,894

Other (Income) Expense:
   Interest Expense                                      -     1,383,299             -    4,131,588             -      4,131,588
   Interest Income                                       -      (505,270)            -     (508,302)            -       (508,302)
   Gross (Profit)/Loss on Contract Revenues              -             -             -      349,130             -        349,130
   Gain on Sale of Non-Utility Plant                     -             -             -      (25,490)            -        (25,490)
   Miscellaneous                                         -       (44,004)            -      132,848             -        132,848
                                             ------------- ------------- ------------- ------------  ------------- -------------
                                                         -       834,025             -    4,079,775             -      4,079,775
                                             ------------- ------------- ------------- ------------  ------------- -------------
 Income before Income Taxes                         43,777       667,451        77,060    1,946,119             -      1,946,119

 Provision for Income Taxes                         13,404       204,363        23,594      583,067             -        583,067
                                             ------------- ------------- ------------- ------------  ------------- -------------
 Net Income                                         30,373       463,088        53,466    1,363,052             -      1,363,052
                                             ============= ============= ============= ============  ============= =============


AP&T Alaska Power & Telephone Company ALD AP&T Long Distance APC Alaska Power Company ATC Alaska Telephone Company ATW AP&T Wireless, Inc.
BBL    BBL Hydro, Inc.
BTT    Bettles Telephone, Inc.
GLH    Goat Lake Hydro, Inc.
NCT    North Country Telephone, Inc.

                        Alaska Power & Telephone Company
                                and Subsidiaries

                        Consolidated Financial Statements

                     Years Ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Financial Statements


                     Years Ended December 31, 2000 and 1999




                                    Contents


Report of Independent Auditors...........................................   1


Audited Consolidated Financial Statements

     Consolidated Balance Sheets.........................................   2
     Consolidated Statements of Income...................................   4
     Consolidated Statements of Stockholders' Equity.....................   5
     Consolidated Statements of Cash Flows...............................   6
     Notes to Consolidated Financial Statements..........................   7

                         Report of Independent Auditors

The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


February 26, 2001

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                                        -----------------------------
                                                                                 December 31
                                                                            2000             1999
ASSETS

Utility plant
   Electric and non-utility                                             $ 71,498,819     $ 67,862,147
   Telecommunications                                                     30,354,518       14,197,174
                                                                        ------------     ------------
                                                                         101,853,337       82,059,321

   Less accumulated depreciation                                          29,763,655       20,217,422
                                                                        ------------     ------------
                                                                          72,089,682       61,841,899
   Utility plant under construction                                        2,292,427        2,606,965

                                                                        ------------     ------------
                                            Total utility plant, net      74,382,109       64,448,864
                                                                        ------------     ------------

Other assets
   Preliminary survey and investigation costs                                977,046          735,478
   Investments and other assets (See Note 3)                               6,989,038        3,833,593
   Goodwill - net of accumulated amortization of
      $218,332 in 2000, and  $113,713 in 1999  (See Note 4)                9,189,921          783,041
   Special Funds - Restricted  (See Note 5 on Goat Lake)                   6,753,104        6,753,104

                                                                        ------------     ------------
                                                  Total other assets      23,909,109       12,105,216
                                                                        ------------     ------------

Current assets
   Cash                                                                      263,618          783,016
   Accounts receivable, less allowance for
      doubtful accounts of $29,441 in 2000, and
     $22,508 in 1999                                                       4,735,393        3,477,390
   Contracts receivable                                                            0          447,431

   Fuel, supplies, and other inventory                                     1,359,177        1,199,544
   Income taxes recoverable                                                  361,822          347,894
   Prepaid expenses                                                          360,886           57,815
   Costs and estimated earnings in excess of
      billings on uncompleted contracts                                      385,793          297,708

                                                                        ------------     ------------
                                                 Total current assets      7,466,689        6,610,798
                                                                        ------------     ------------

                                                                        $105,757,907     $ 83,164,878
                                                                        ============     ============

See accompanying notes.

                                       2

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                                        -----------------------------
                                                                                  December 31
                                                                            2000              1999
                                                                        ------------     ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity Common stock, $1 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares - 1,210,288 in 2000,
       and 1,202,034 in 1999                                            $  1,210,288     $  1,202,034
   Additional paid-in capital                                              6,160,221        6,027,600
   Retained earnings                                                      14,153,795       13,743,575

                                                                        ------------     ------------
                                          Total stockholders' equity      21,524,304       20,973,209
                                                                        ------------     ------------

Long-term debt
   Goat Lake Hydro, Inc. note payable  (See Note 5)                       22,235,187       22,453,769
   Other notes payable, less current portion                              50,540,775       30,450,020
                                                                        ------------     ------------
                                                Total long-term debt      72,775,962       52,903,789
                                                                        ------------     ------------

Other liabilities
   Deferred income taxes  (See Note 8)                                     6,696,570        5,981,046
   Customer advances for construction                                        225,054          207,910
                                                                        ------------     ------------
                                              Total other liabilities      6,921,624        6,188,956
                                                                        ------------     ------------

Current liabilities
   Accounts payable                                                        1,041,309          779,159
   Accrued taxes and expenses                                              1,042,043          917,236
   Deferred income taxes  (See Note 8)                                       166,842           97,704
   Customer deposits and advance billings                                    240,918          171,223
   Current portion of long-term debt                                       2,044,905        1,133,602
                                                                        ------------     ------------
                                            Total current liabilities      4,536,017        3,098,924
                                                                        ------------     ------------

                                                                        $105,757,907     $ 83,164,878
                                                                        ============     ============
See accompanying notes.

                                       3

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Statements of Income


                                                                        -----------------------------
                                                                             Year Ended December 31
                                                                             2000             1999
                                                                        ------------     ------------
Revenues
   Electric                                                             $ 13,672,643      $11,667,136
   Telecommunications                                                      9,940,620        7,844,165
                                                                        ------------     ------------
                                                      Total revenues      23,613,263       19,511,301
                                                                        ------------     ------------

Expenses
   Operations and maintenance - Electric                                   7,047,560        5,387,848
   Depreciation and amortization - Electric                                2,273,318        2,131,611
   Interest expense, net - Electric                                        2,448,661        2,645,327
                                                                        ------------     ------------
                                                   Electric Expenses      11,769,539       10,164,786
                                                                        ------------     ------------

   Operations and maintenance - Telecommunications                          6,522,889        5,418,639
   Depreciation - Telecommunications                                        1,750,868        1,169,377
   Interest expense - Telecommunications                                    1,174,625           313,640
                                                                        ------------     ------------
                                          Telecommunications Expenses      9,448,382        6,901,656
                                                                        ------------     ------------


                                                                        ------------     ------------
                                                     Operating income      2,395,342        2,444,859
                                                                        ------------     ------------


Other income
   Gross profit (loss) on construction contract revenues                    (349,130)         957,155
   Gain on sale of non-utility plant                                          25,490           65,904
   Miscellaneous                                                            (125,583)         (47,775)

                                                                        ------------     ------------
                                             Income before income tax      1,946,119        3,420,143
                                                                        ------------     ------------

Provision for income taxes                                                   583,067        1,168,455

                                                                        ------------     ------------
                                                        Net income      $  1,363,052     $  2,251,688
                                                                        ============     ============

                                          Basic earnings per share           $  1.13          $  1.89
                                                                        ============     ============

                                        Diluted earnings per share           $  1.11          $  1.86
                                                                        ============     ============

See accompanying notes.

                Alaska Power & Telephone Company and Subsidiaries

                 Consolidated Statements of Stockholders' Equity




                                            ---------------------------------------------------------------
                                                              Additional
                                               Common          Paid-In        Retained
                                                Stock          Capital        Earnings            Total
                                            ------------      ----------     -----------        -----------

Balance at January 1, 1999                    $1,177,534      $5,705,804     $12,688,063        $19,571,401
                                            ------------      ----------     -----------        -----------

   Net income                                       -               -          2,251,688          2,251,688

   Cash dividends                                   -               -         (1,196,176)        (1,196,176)

   Sale of common stock to ESOP                   35,484         780,657            -               816,141

   Sale of common stock                            3,242          71,324            -                74,566

   Repurchase of common stock                    (31,726)       (698,010)           -              (729,736)

   Common stock options exercised                 17,500         167,825            -               185,325
                                            ------------      ----------     -----------        -----------

Balance at December 31, 1999                   1,202,034       6,027,600      13,743,575         20,973,209
                                            ------------      ----------     -----------        -----------

   Net income                                       -               -          1,363,052          1,363,052

   Cash dividends                                   -               -           (952,832)          (952,832)

   Sale of common stock to ESOP                   46,297       1,027,410            -             1,073,707

   Sale of common stock                            3,032          66,061            -                69,093

   Repurchase of common stock                    (46,437)     (1,064,376)           -            (1,110,813)

   Common stock options exercised                  5,362         103,526            -               108,888
                                            ------------      ----------     -----------        -----------

Balance at December 31, 2000                  $1,210,288      $6,160,221     $14,153,795        $21,524,304
                                            ============      ==========     ===========        ===========



See accompanying notes.

                Alaska Power & Telephone Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                                           ----------------------------
                                                                             Year Ended December 31
                                                                              2000             1999
OPERATING ACTIVITIES
Net income                                                                 $ 1,363,052      $ 2,251,688
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                           4,024,186        3,300,988
     Gain on sale of non-utility plant                                         (25,490)         (65,904)
     Deferred income tax provision                                             784,662        1,159,939
Changes in operating activities:
     Change in accounts receivable                                            (904,184)        (216,009)
     Change in other; assets, liabilities, and receivables                    (407,496)        (832,083)
     Change in inventories                                                     (35,650)         (52,897)
     Change in income taxes recoverable                                        (13,928)        (339,295)
     Change in accounts payable and accrued liabilities                        378,940         (237,931)
                                                                           -----------      -----------
                        Net cash provided by operating activities            5,164,092        4,968,496
                                                                           -----------      -----------


INVESTING ACTIVITIES
   Acquisitions of utility plant                                            (6,222,146)      (8,161,554)
   Acquisition of GTE Alaska exchanges                                     (15,621,634)        (916,215)
   Acquisition of Hydro West Group, LLC                                     (2,509,186)               0
   Other investments                                                        (1,060,475)        (253,418)
   Preliminary survey and investigation costs                                 (241,568)        (140,170)
                                                                           -----------      -----------
                            Net cash used in investing activities          (25,655,009)      (9,471,357)
                                                                           -----------      -----------

FINANCING ACTIVITIES
   Proceeds from long-term debt                                             32,788,335       17,940,286
   Payments on long-term debt                                              (12,004,859)     (12,584,439)
   Payment of cash dividends                                                  (952,832)      (1,196,176)
   Proceeds from sale of common stock                                        1,251,688        1,076,032
   Repurchase of common stock                                               (1,110,813)        (729,736)
                                                                           -----------      -----------
                        Net cash provided by financing activities           19,971,519        4,505,967
                                                                           -----------      -----------

                                        Net increase (decrease) in cash       (519,398)           3,106


                            CASH AT BEGINNING OF YEAR                          783,016          779,910
                                                                           -----------      -----------

                                          CASH AT END OF YEAR              $   263,618      $   783,016
                                                                           ===========      ===========

NON-CASH INVESTING ACTIVITIES
   Transfer of amount in other receivables to
     investment in KEC                                                     $   497,481      $         0
                                                                           ===========      ===========

See accompanying notes.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



1.  The Company and Summary of Significant Accounting Policies

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska and acts as the general contractor on certain construction projects. AP&T is subject to regulation by the Regulatory Commission of Alaska (RCA), the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

     Consolidation

The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned subsidiaries, after elimination of significant intercompany transactions and balances.

     Revenue and Cost Recognition

The Company recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs and percentage of completion, actual results could differ from those estimates.

     Utility Plant and Depreciation

The cost of additions to and replacements of utility plant are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash items to other income and interest charges. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



1.  The Company and Summary of Significant Accounting Policies (continued)

The original cost of utility plant together with removal cost, less salvage is charged to accumulated depreciation at such times as assets are retired and removed from service. For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

     Goodwill

Goodwill is amortized on a straight-line basis over periods ranging from 15 to 40 years.

     Preliminary Survey and Investigation Costs

AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned. These projects are in various stages of licensing and development and as of December 31, 2000, management believes no pending impairment exists.

     Fuel, Supplies, and Other Inventory

Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects including repairs and maintenance of the Company's delivery systems.

     Income Taxes

AP&T uses the liability method in accounting for income taxes. Accordingly, deferred income taxes result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The differences are primarily due to preliminary survey and investigation costs and depreciation expense.

     Customer Advances for Construction

Customer advances for construction of additions to the electric distribution systems are deferred and amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



1.  The Company and Summary of Significant Accounting Policies (continued)


     Stock-Based Compensation

The Company has adopted the disclosure only provisions of FASB Statement No. 123, and applies Accounting Principles Board Opinion No. 25 and related interpretation in accounting for its employee stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Disclosure in accordance with Statement 123 is provided in Note 10.

     Earnings per Share

The Company has calculated its basic earnings per share data according to the method prescribed in FASB Statement No. 128 "Earnings per Share." Under this Statement, basic earnings per share are based on the weighted-average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised or any other contracts to issue common stock were converted. Diluted earnings per share reflect the impact of the dilution caused by outstanding stock options using the Treasury Stock Method. FASB Statement No. 128 requires the dual presentation of basic and diluted earnings per share. Average stock outstanding for purposes of calculating diluted earnings per share was 1,228,137 in 2000, and 1,207,858 in 1999 (including the dilutive effect of stock options of 21,976, and 18,074 respectively).

     Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



2.  Utility Plant
                                                                     Annual
                                                                 Depreciation
                                     2000           1999              Rate
                                  -----------    -----------     ------------
Electric plant:
   Hydroelectric                  $19,546,158    $19,531,805           2%
   Other generation                15,587,065     14,904,219        4% to 8%

   Transmission and distribution   25,333,335     23,405,780      2.5% to 4%
   Other                           10,347,578      9,290,997      2.5% to 20%
   Land                               684,683        729,346           -
                                  -----------    -----------
                        Electric   71,498,819     67,862,147

                                  -----------    -----------
Telecommunications plant:
   General support assets           6,012,853      3,199,389      2.5% to 20%

   Central office assets           10,679,148      5,997,341        8% to13%
   Cable and wire facilities       11,678,294      3,841,375        4% to 6%
   Nonregulated investment          1,730,240      1,056,151       10% to 20%
   Land                               253,983        102,918           -
                                  -----------    -----------
              Telecommunications   30,354,518     14,197,174
                                  -----------    -----------

             Total utility plant $101,853,337    $82,059,321

                                  ===========    ===========

3.  Investments and Other Assets
                                                           2000         1999
                                                       -----------  -----------

   Investment in CoBank                                $   951,545  $   794,148
   Investment in Ketchikan Electric Company              1,405,487      908,006
   Investment in Inversiones Pasabien Hydro Project      2,304,161            0
   Investment in Cangrejal Hydro Project                   205,025            0
   Investment in Alaska Network Systems                    234,998      234,998
   Rate stabilization asset                                760,718            0
   Other assets                                          1,127,104    1,896,441
                                                       -----------  -----------
                                                       $ 6,989,038  $ 3,833,593
                                                       ===========  ===========

CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers. AP&T reinvests a portion of those earnings in additional stock of CoBank based on a five-year average of the outstanding borrowings.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



3.  Investments and Other Assets (continued)

The Company owns a 50% share of Ketchikan Electric Company LLC (KEC). The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. The investment represents capital contributions to KEC. As of December 31, 2000, management believes no pending impairment exists. (See Note 7)

The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). SFAS 71 allows the establishment of regulatory assets for the allowable revenue requirement or the capitalization of costs if those items are expected to be recovered in future rates. As of December 31, 2000, the Company has a regulatory asset of $760,718. The Company continues to meet the requirements of SFAS 71 since the Company's rates are intended to recover the cost of service plus a rate of return on the Company's investment, as well as providing specific recovery of deferred items in prior periods.

4.  Acquisitions

During 1999, AP&T entered into an agreement through ATEAC Inc. to purchase the assets and assume the related liabilities of GTE Alaska, a subsidiary of the GTE Corporation. The agreement is between GTE Corporation and ATEAC Inc., of which AP&T is a 25% shareholder. The total purchase price of $43.35 million has been allocated to the shareholders according to the book value, and any related liabilities, of the particular exchanges each shareholder has agreed to purchase. Other assets as of December 31, 1999, include $916,215, which represented a down payment on the purchase. Closing on the sale was completed on August 31, 2000, and AP&T's share of the purchase price was $16.53 million. The related goodwill created by the purchase was $8.51 million, and will be amortized on a straight-line basis over 40 years. Financing for the purchase has been arranged through CoBank (See Note 5). The results of operations for the GTE exchanges are included from the date of the purchase.

On September 7, 2000, AP&T entered into an agreement to purchase 100% of the Members Equity in Hydro West Group LLC, (HWG) a subsidiary of Puget Sound Energy, Inc (PSE). The total purchase price of $2.5 million has been allocated to the assets. The principal assets of HWG are a 25% equity investment in the Inversiones Pasabien Hydroelectric Project and a 30% equity investment in the Cangrejal Hydroelectric Project and are accounted for under the Equity Method. Both projects are in various stages of start up, and there are no material transactions to report. Financing for the purchase has been arranged through PSE. (See Note 5)

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



5.  Long-Term Debt

Long-term debt consists of the following:
                                                                        2000             1999
                                                                    ------------     ------------
Goat Lake Hydro, Inc., note payable to secure Power Revenue
   Bonds series 1997. Face amount of $23,000,000 less the
   original issue discount of $304,813, and the bond sinking
   fund amount of $235,000, secured by the Power Sales
   Agreement, a Construction Funding Agreement, and all
   assets of Goat Lake Hydro, Inc. Interest rate average of
   6% per year, principal due in annual installments from
   2000 through 2032                                                $ 22,235,187     $ 22,453,769

Notes payable to National Bank for Cooperatives (CoBank):

   Note payable, secured by BBL Hydro Inc., assets and
     revenues, due in monthly installments through 2022, at
     7.17% fixed interest rate through 2002                            7,632,724        7,751,425

   Note payable, secured by telephone assets, due in quarterly
     installments through 2008, at 7.15% fixed interest rate           3,856,112        4,218,048

   Note payable, secured by electric assets, due in quarterly
     installments through 2014, at 7.28% fixed interest rate           3,461,375        3,631,882

   Note payable, secured by electric assets, due in quarterly
     installments through 2010, at 7.33% fixed interest rate           3,239,329        3,426,628

   Note payable, secured by electric assets, due in
     quarterly installments through 2012, variable interest
     rate, 8.13% at December 31, 2000                                  5,662,785        5,891,908

   Note payable, unsecured line of credit, due February
     2002, variable interest rate, 7.99% at December 31, 2000          3,000,000        4,000,000

   Note payable, secured by telephone assets, due in
     quarterly installments through 2015, variable interest
     rate, 8.13% at December 31, 2000                                  6,000,000                0




                             12

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



5.  Long-Term Debt (continued)
                                                                        2000             1999
                                                                    ------------     ------------

   Note payable, secured by telephone assets and revenues,
     due in monthly installments through 2015, at 8.13%
     variable interest rate                                         $ 15,719,875     $          0

Note payable to commercial bank, unsecured line of credit.                     0        1,300,000

Notes payable to State of Alaska, unsecured, with interest rates ranging from 0% to 4.2%, maturing at various dates

                                                                       2,053,536        1,109,005

Note payable to PSE, secured by all assets of HWG, LLC, due in monthly installments beginning 2002, at 8.5% fixed interest through July 2008


                                                                       1,725,000                0

Other debt, unsecured, with interest rates ranging from 2% to 11%, maturing at various dates

                                                                         234,944          254,726
                                                                    ------------     ------------

                                                                      74,820,867       54,037,391

                                          Less current portion         2,044,905        1,133,602
                                                                    ------------     ------------

                                         Total long-term debt       $ 72,775,962     $ 52,903,789
                                                                    ============     ============


Annual maturities for the five years beginning January 1, 2001 are $2,044,905, $5,626,628, $2,982,200, $3,220,018, and $3,474,642, respectively, and
$57,352,097, thereafter.

Note payable by GLH to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997 of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use, for the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



5.  Long-Term Debt (continued)

GLH and Alaska Power Co. (APC), both wholly owned subsidiaries of AP&T. The Regulatory Commission of Alaska has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the Commission. A portion of these annual costs is charged to the rate stabilization asset (See Note 3), representing the amounts to be collected from customers in future years. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

As of December 31, 2000, the Company had unsecured lines of credit of $4,000,000 from CoBank and $10,000,000 from other commercial banks. This total of $14,000,000, less the outstanding amount of $3,000,000, is available for general and other corporate needs.

Interest paid on debt was $4,075,569 in 2000, and $3,373,242 in 1999.

6.  Operating Lease Agreements

AP&T leases its administrative office and a portion of its utility plant under noncancellable leases expiring through 2011. Rent expense was $301,560 and $276,286 for 2000 and 1999, respectively. Certain of the leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $397,594. Minimum annual rental commitments are $57,039 in each of the next five years. Additional cancelable lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license of 50 years. Rent expense for hydroelectric operations was $158,892 in 2000, and $133,010 in 1999.

7.  Construction Contract Commitments

The Company has signed a fixed price construction contract totaling $17.2 million with KEC (See Note 3) to build the Mahoney Lake Hydroelectric Project. License requirements and permitting were performed during 1999 and 2000. The detailed engineering work is scheduled for 2001 and the primary construction efforts are expected to begin in the year 2002. A construction line of credit from CoBank to KEC will supply the financing requirements for the Project. Obtaining funding of the construction line of credit is subject to the completion of a Power Sales Agreement between KEC and Ketchikan Public Utility, and will be secured by the assets of KEC.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



8.  Income Taxes

The components of the consolidated provision for income taxes are as follows:

                                                          2000          1999
                                                       ----------    ----------
        Current:
           Federal                                     $ (185,316)   $   10,806
           State                                          (16,279)       (2,290)
                                                       ----------    ----------
                                                         (201,595)        8,516

        Deferred                                          784,662     1,159,939
                                                       ----------    ----------
                      Provision for income taxes       $  583,067    $1,168,455
                                                       ==========    ==========

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                          2000          1999
                                                       ----------    ----------

        Income tax provision at federal rate of 34%    $  661,680    $1,162,849
        State income taxes, net of federal benefit        107,145       189,049
        Amortization of deferred investment tax credits   (12,804)      (12,807)
        Benefit of cash dividends paid to ESOP members   (138,079)     (173,408)
        Other                                             (34,875)        2,772
                                                       ----------    ----------
                       Provision for income taxes      $  583,067    $1,168,455
                                                       ==========    ==========


The components of the deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

                                                          2000          1999
                                                       ----------    ----------
        Current:
           Deferred tax assets                         $ (142,982)   $ (109,761)
           Deferred tax liabilities                       309,824       207,465
                                                       ----------    ----------
                                                          166,842        97,704

        Long-term deferred tax liabilities              6,696,570     5,981,046
                                                       ----------    ----------
        Total net deferred tax liability               $6,863,412    $6,078,750
                                                       ==========    ==========

Federal and state income taxes paid were $ 40,000 in 2000, and $650,000 in 1999.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



9.  Employee Stock Ownership Plan

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Employer contributions match the participant's contributions up to the first 3% of the participant's wages. Employer matching contributions were $157,429 and $136,719 in 2000 and 1999, respectively. Additional employer contributions are made annually at 8% of the eligible employees' gross wages. These additional employer contributions were $419,809 and $233,832 in 2000 and 1999, respectively. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after five years of full-time employment. ESOP shares outstanding are included in the earnings per share calculations.

10.  Stock Option Plan

In 1991, AP&T established a stock option plan. The plan provides for the grant of incentive stock options. Stockholders have approved a total of 250,000 shares to be reserved for the plan from the authorized and unissued common stock. These options vest and become exercisable five years after the date of grant and expire ten years after the date of grant. The effect on net income and earnings per share of the fair value approach under FASB Statement No.123 is not materially different from those amounts recorded under APB 25. A summary of the activity related to the plan is as follows:
                                                                     Weighted
                                                        Shares       Average
                                                        Under        Exercise
                                                        Option       Price Per
                                                                       Share
                                                       --------      ---------

        Balance at December 31, 1998, unexercised       147,000       $ 18.29
           Granted                                       38,500         23.00
           Canceled                                     (11,500)        17.81
           Exercised                                    (17,500)        10.59
                                                       --------
        Balance at December 31, 1999, unexercised       156,500         20.34
                                                       --------
           Granted                                       45,500         24.00
           Canceled                                     (11,000)        21.73
           Exercised                                     (3,000)        17.40
                                                       --------
        Balance at December 31, 2000, unexercised       188,000       $ 21.19
                                                       ========

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2000



11.  Subsequent Events

On March 8, 2001, AP&T entered into an agreement to purchase 40% of the common stock of Summit Alaska Inc (Summit). Summit is an Alaskan Corporation located in Anchorage, Alaska. The principal purpose and business of Summit, is road building and paving which is conducted primarily through fixed-price and modified fixed-price construction contracts. The total purchase price of $1.1 million will be accounted for as an investment under the equity method. Financing for the purchase has been made with the Company's available lines of credit. (See Note 5)